Exhibit 99.1

MEDIA RELEASE

CENTOGENE Announces CEO to Take Temporary Medical Leave of Absence – Biopharmaceutical Industry Veteran Kim Stratton Appointed as Interim CEO

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, December 20, 2021 (GLOBE NEWSWIRE – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, announced today that its Chief Executive Officer, Andrin Oswald, M.D., is taking a temporary medical leave of absence for a period of at least four weeks.

The accomplished biopharmaceutical industry executive Kim Stratton has been appointed as the Interim Chief Executive Officer of the Company during this time.

"The Board wishes Andrin a quick recovery as he focuses on his health." said Peer Schatz, Chairman of the Supervisory Board of CENTOGENE. "We have full confidence in the excellent management team that Andrin has built. We are also very pleased to have been able to secure the support of Kim Stratton to join us as Interim CEO. Kim is an outstanding leader with a great track record in rare diseases, and who has known and interacted with the Company for many years. With her support, our strong leadership team, and our committed and talented employees, we are well equipped to continue to drive the Company's new strategy and its ongoing transformation while managing day-to-day operations during Andrin’s absence."

Kim Stratton has more than 25 years’ global commercial expertise in the biopharmaceutical space, with significant experience across multiple geographies, including the U.K., U.S., Europe, and emerging markets. Most recently, Stratton was CEO of Orphazyme A/S (ORPHA.CO), a biopharmaceutical company dedicated to developing treatments for patients living with rare diseases. Prior to this role, Stratton worked at Shire Pharmaceuticals, where she served as Head International Commercial for Shire’s Specialty and Rare Diseases portfolio. Before Shire, Stratton spent nearly 15 years at Novartis in a number of senior management roles, including global product development, commercial, marketing, general manager, and various global corporate functions, including government and external affairs. Stratton also currently serves as a non-executive director on the Boards of Recordati S.p.A, Novozymes A/S, and Vifor Pharma AG.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Ben.Legg@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

brendan.payne@sternir.com